UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 22)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,817,698
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,817,698
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,817,698
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Based on 30,217,345 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013.
Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,041,452 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,041,452 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,041,452 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 49,500 shares of the Issuer’s common stock underlying 49,500 options directly held and 173,897 shares of the Issuer’s common stock directly held by FBB Associates.
(2)	Based on 30,217,345 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,992,607 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,992,607 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,992,607 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 173,897 shares of the Issuer’s common stock directly held by FBB Associates.
(2)	Based on 30,217,345 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013.

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 5 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB Associates 13-3843860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 30,217,345 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 7, 2013.

Page 5 of 9 Pages

Amendment No. 22 to Schedule 13D

This Amendment No. 22 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB” and together with the Adviser, Julian C. Baker and Felix J. Baker, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration.

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 22 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based upon 30,217,345 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed with the SEC on May 7, 2013. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,640,259	5.4%
Baker Brothers Life Sciences, L.P.	10,514,400	34.8%
14159, L.P.	281,743	0.9%
Baker/Tisch Investments, L.P.	194,161	0.6%

On April 12, 2012, the Adviser, the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

The Adviser, and Felix J. Baker and Julian C. Baker, as principals of the Adviser, may be deemed to be beneficial owners of shares of Common Stock directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Adviser, Felix J. Baker and Julian C. Baker each disclaim beneficial ownership of the securities held by each of the Funds and FBB, and this Amendment No. 22 shall not be deemed an admission that any of the Adviser, Felix J. Baker or Julian C. Baker is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

Page 6 of 9 Pages

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Felix J. Baker also serves on the Compensation Committee of the Issuer’s Board of Directors.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
667, L.P.	5/13/2013	5,594	Purchase	34.7450	1
Baker Brothers Life Sciences, L.P.	5/13/2013	44,244	Purchase	34.7450	1
14159, L.P.	5/13/2013	1,104	Purchase	34.7450	1
667, L.P.	5/13/2013	17,822	Purchase	34.0184	2
Baker Brothers Life Sciences, L.P.	5/13/2013	140,962	Purchase	34.0184	2
14159, L.P.	5/13/2013	3,516	Purchase	34.0184	2
667, L.P.	5/14/2013	2,985	Purchase	35.5319	3
Baker Brothers Life Sciences, L.P.	5/14/2013	23,610	Purchase	35.5319	3
14159, L.P.	5/14/2013	589	Purchase	35.5319	3

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.47 to $34.80. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.01 to $34.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $35.43 to $35.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

On April 1, 2013, Felix J. Baker and Julian C. Baker each received 357 shares of restricted stock of the Issuer (“Restricted Stock”) pursuant to the Issuer's 2005 Stock Incentive Plan in lieu of $10,000 in director retainer fees, respectively. The shares of Restricted Stock are fully vested.

Page 7 of 9 Pages

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board of Directors as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the Restricted Stock. The Funds are entitled to the pecuniary interest in the Restricted Stock as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker solely as a result of their ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Restricted Stock (ie. no direct pecuniary interest). Felix J. Baker and Julian C. Baker currently retain voting and investment power over the shares of Restricted Stock.

(d) Not applicable

(e) Not applicable.

Item 7.            Material to Be Filed as Exhibits.

Exhibit 99.1    Agreement regarding the joint filing of this statement.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2013

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner

Page 9 of 9 Pages